LISTED FUNDS TRUST

Fee Waiver Agreement

December 4, 2024

THIS FEE WAIVER AGREEMENT (the “Agreement”) is entered into by and between Listed Funds Trust, a Delaware statutory trust (the “Trust”), on behalf of the Teucrium No K-1 Corn ETF, Teucrium 2x Daily Corn ETF, Teucrium No K-1 Wheat ETF, Teucrium 2x Daily Wheat ETF, Teucrium No K-1 Sugar ETF, Teucrium 2x Daily Sugar ETF, Teucrium No K-1 Soybean ETF and the Teucrium 2x Daily Soybean ETF, (each a “Fund” and, together the “Funds”), a series of the Trust, and Teucrium Investment Advisors, LLC (“Adviser”), the Funds’ investment adviser.

WITNESSETH:

WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Trust, pursuant to which the Adviser provides, or arranges for the provision of, investment advisory and management services to the Funds, and for which it is compensated based on the average daily net assets of each Fund;

WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Funds and their shareholders to reduce the fee paid by each Fund to the Adviser;

NOW THEREFORE, in consideration of the covenants and the mutual promises set forth herein, the parties mutually agree as follows:

1.FEE WAIVERS. The Adviser agrees to waive each Fund’s unitary management fee and/or reimburse Fund expenses, including acquiring fund fees and expenses, and excluding interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, accrued deferred tax liability, extraordinary expenses, and distribution fees and expenses paid by the Trust under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), to limit the Fund’s total annual operating expenses to 0.95% (the “Expense Limit”) of each Fund’s average daily net assets effective as of the date first written above.

2.TERM. The Expense Limit shall remain in effect from December 11, 2024 until at least December 31, 2025, and thereafter from year to year for successive one-year periods, unless sooner terminated as provided in Paragraph 3 of this Agreement.

3.TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Funds, upon sixty (60) days’

written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

4.ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

5.SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

6.GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the date first written above.

LISTED FUNDS TRUST on behalf of the Funds		TEUCRIUM INVESTMENTS ADVISORS, LLC

By:	/s/ Chad Fickett	By:	/s/ Cory Mullen-Rusin
Name:	Chad Fickett	Name:	Cory Mullen-Rusin
Title:	Secretary	Title:	CFO